SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, SOUTH HEMISPHERE'S LARGEST WIRELESS COMMUNICATION GROUP, ANNOUNCES FOURTH QUARTER AND FULL YEAR 2004 CONSOLIDATED RESULTS OF TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Rio de Janeiro , Brazil – February 18, 2005 – Tele Sudeste Celular Participações S.A. TSD, (Bovespa: TSEP3 (ON = Common Shares); TSEP4 (PN = Preferred Shares); NYSE: TSD), discloses today its consolidated results for the fourth quarter and full year 2004 (4Q04 and 2004). The closing rates for February 17, 2005 were: TSEP3: R$ 4.56 / 1,000 shares, TSEP4: R$ 5.40 / 1,000 shares and TSD: US$ 10.55 / ADR (1:5,000 PN shares). TSD is the holding company that controls 100% of Telerj Celular S.A. (Telerj) and Telest Celular S.A. (Telest), leading wireless telecommunication service providers in Rio de Janeiro and Espírito Santo states, respectively. The company provides services in an area that covers approximately 1% of the Brazilian territory and 10% of the total Brazilian population.

Tele Sudeste, along with Telesp Celular Participações S.A. (controlling shareholder of Tele Centro Oeste Participações S.A.), Tele Leste Celular Participações S.A., and Celular CRT Participações S.A make up the assets of the Joint Venture undertaken by Portugal Telecom and Telefónica Móviles, operating under the VIVO brand, Top of Mind in the Brazilian market. In December 2004 VIVO Group recorded 26,5 million customers, thus consolidating its market leadership.

HIGHLIGHTS 4Q04

•  First 3G cellular operator in Latin America , a key tool for the company's innovation strategy, which was possible due to the CDMA2000 1xEV-DO technology.

•  Absolute leadership in innovation and variety of services launched on the market. Successful in the differentiation strategy as regards its competitors as a result of the provision of innovating services such as "VIVO Encontra" and "VIVO Agenda".

•  Successful in its high value and corporate market focus. VIVO Empresas program reaches 1.5 million customers all over Brazil after 1 year of existence .

•  TSD´s customer base rose 18.0% over last year and 7.7% over 3Q04, recording 4,376 thousand customers. Post-paid customer base increased by 8.9% in relation to last year.

•  Net additions in 2004 were 163.0% above those recorded in the previous year. Post-paid additions in 4Q04 were 310.5% higher than those recorded for 4Q03, showing the success of the commercial campaigns.

•  The market share of net additions was 40.1% higher in 4.5 p.p. in comparison to 4Q03.

•  SAC recorded a 3.8% reduction, as compared to 3Q04, reflecting the increase in the entry barriers of new pre-paid customers, despite the strong competition and marketing campaigns turned to different market segments.

•  Churn at 2.5%, remaining stable in relation to 4Q03 and 3Q04, showing the successful customer retention campaigns.

•  Post-paid MOU increased by 3.5% and 1.5% in relation to 4Q03 and 3Q04, respectively.

•  TSD's productivity grew 61.5% and 9.2% when compared to 4Q03 and 3Q04, showing efficiency gains in its operations.

•  Data revenues grew 81.5% and 33.6% in relation to 4Q03 and 3Q04, showing sustained growth.

Quality Policy

Among the strategic goals the implementation of the processes management resulted in the Company being awarded ISO 9001:2000 certification . Such policy is aligned with the " Mission " expressed by the Chief Executive Officer: "To meet the customers' needs and make them loyal to the company as a result of the quality and innovation of our products and services, offered by committed and skilled professionals. To keep market leadership along with profitable growth, thus generating value to the shareholders and seeking permanent improvement of processes and results. To consolidate the Company's image, contributing to the development of our society."

Distribution Channels

On December 31, 2004, TSD had 61 own sales points, in addition to an efficient network of accredited dealers, whether exclusive or not, totaling about 886 sales points, which are able to market services and cellular phones, thus making the Company also a leader in number of distribution channels.

Coverage and Technological Innovations

The 1xRTT technology was highly enhanced in 2004, covering 100% of the municipalities within its coverage area.

In October, 2004, initially in the cities of São Paulo, Rio de Janeiro and Curitiba, the CDMA2000 1xEV-DO (Evolution – Data Optimized) technology was launched on the market, considered by the International Telecommunications Union (UIT) as a Third-Generation access technology which, at a very high data transmission speed – up of to 2.4 Megabits per second (Mbps) – allows real-time access, through notebooks, PDAs and cellular phones, to services and applications such as e-mail, Internet, music and file downloads, in addition to video and audio streaming .

TSD has continued to implement new and innovating data transmission products and services. Launched in October, "VIVO Encontra" is designed to bring convenience and safety to users by means of a solution that uses GPS satellites and Base Radio Stations (ERBs), of VIVO's CDMA2000 1x network, offering 5 to 50 meter accurate results, from three different applications: "VIVO Localiza" (person location service), "VIVO Aqui Perto" (application designed to search for commercial establishments) and "VIVO Onde Estou?" (indicates the location of the own user's cellular phone, with street name, number, borough and city).

Basis for Presentation of Results

In accordance with Anatel's rules, on July 6, 2003, the Personal Mobile Service (SMP) operators implemented the Carrier Selection Codes (CSP) for domestic and international long distance calls. Therefore, TSD operators no longer earn revenues from VC2 or VC3 calls, and currently derive revenue from the usage of their network (interconnection – VU-M) for completing long distance calls .

The partial Bill & Keep (B&K) system was also implemented at that same time, under which payment for use of local network among SMP operators is not made unless traffic rate among them exceeds 55%, that causes an impact on interconnection revenue and cost.

Some information disclosed for 3Q04 and 4Q03 were re-classified, as applicable, for comparison purposes. Figures disclosed are subject to differences, due to rounding-up procedures.

Operating Highlights

•  Continued market leadership as a result of the increase in the customer base by 18.0% in relation to the previous year and by 7.7% over 3Q04, reaching 4,376 thousand customers.

•  In 2004, stimulating its growth, TSD reported net additions 163.0% higher than those recorded for the previous year. In 4Q04, post-paid customer base additions were 310.5% higher than in 4Q03. It is important to emphasize also the company's accounting practices, being extremely severe with frauds, disconnections and subscriptions, thus aggregating reliability and transparence to its figures.

•  In 4Q04, TSD accounted for 40.1% share in net additions , 4.5 percentile points higher in relation to 4Q03, in a market with four cellular operators.

•  SAC decreased by 3.8% in relation to 3Q04, due to better commercial negotiations in handsets, appreciation of Brazilian Real in relation to North-American Dollar, and increased entry barriers.

•  TSD's Churn remained stabled in relation to 4Q03 and 3Q04, respectively, thus confirming the success of the commercial practices adopted for the purpose of ensuring customer loyalty.

•  The blended ARPU of R$ 33.2 recorded a 14.1% reduction in relation to 4Q03, having been impacted by: (i) increase in total customer base and change in customer mix equivalent to R$ 2.1 (the prepaid customer base grew 22.1%, accounting for 71.2% of the total base, as compared to 68.8% in 4Q03) and SMP effect (R$ 1.8), (ii) fall in incoming prepaid MOU; and (iii) right planning programs (profile adequacy plans) effected in the post-paid service users base.

•  Post-paid MOU recorded 3.5% and 1.5% increases in relation to 4Q03 and 3Q04, respectively, reflecting the increase in the post-paid outgoing MOU that resulted from the commercial campaigns .

•  The growing improvement in operation efficiency can be measured by the productivity increase in 4Q04 of 61.5% and 9.2% in relation to 4Q03 and 3Q04, respectively, due to the Company's successful initiatives in searching for synergies among its operators and operating efficiencies.

NET OPERATING REVENUES

R$ million	According to Corporate Law							
	4 Q 04	3 Q 04	Δ%	4 Q 03	Δ%	2004	2003	Δ%
Subscription and Usage	210,9	203,3	3,7%	210,5	0,2%	802,0	849,7	-5,6%
Network usage	190,7	194,6	-2,0%	190,0	0,4%	759,9	765,8	-0,8%
Other services	12,6	8,7	44,8%	10,9	15,6%	42,6	30,4	40,1%
Net service revenues	**414,2**	**406,6**	**1,9%**	**411,4**	**0,7%**	**1.604,5**	**1.645,9**	**-2,5%**
Net handsets revenues	104,7	83,9	24,8%	86,9	20,5%	322,5	246,5	30,8%
Total net operating revenues	**518,9**	**490,5**	**5,8%**	**498,3**	**4,1%**	**1.927,0**	**1.892,4**	**1,8%**

Net Operating Revenues Accumulated 2004

Net handsets revenues 17%
Subscription and Usage 42%
Other services 2%
Network usage 39%

Net Operating Revenues Accumulated 2003

Net handsets revenues 13%
Other services 2%
Subscription and Usage 45%
Network usage 40%

Net Service Revenues

The net service revenues grew 0.7% and 1.9% in relation to 4Q03 and 3Q04, respectively, recording R$ 414.2 million. However, the SMP (Bill & Keep and CSP) effect also impacted the revenue. Such growth is a result of the use of greater value-added services (including data), partially offset by a larger number of prepaid customers in the total customer base (71.2% in 4Q04) – with lower ARPU.

Data revenues were up 79.8% in the year-to-year comparison, representing 2.3% of the net service revenues in 2004 (1.2% in 2003). The SMS accounted for 65.6% of data revenues in 4Q04. Average number of SMS messages sent per month in the quarter was more than 17 million, up 66.3% over the average posted in the same period in 2003. The successful services turned to the high value and corporate market also contributed to keep the sustainable increase of those revenues. This increase has continued to occur due to a more widespread access to and use of such services, in addition to the services launched on the market during that period. In 2004, VIVO launched more than 140 new game facilities, images, video and other, totaling 205 facilities. These new services, together with the increase registered in the data enabled client base, resulted in an increase of the revenue from Downloads/MMS in relation to the same period in 2003. It is worthy mentioning the innovative and exclusive VIVO services like multiplayer games (in VIVO Downloads) and "VIVO DIRETO".

Personnel Cost

In relation to 4Q03, personnel cost increased by 5.8%, reflecting the collective bargaining agreement signed in November 2004, which approved a salary increase of 6.0% on average. The reduction in the labor count, mainly in the second semester, gave rise to severance and additional payroll payments which, associated to the collective adjustment, increased personnel cost by 1.2% in the year-to-year comparison .

Cost of Services Rendered

The 14.8% reduction in the cost of services rendered in 2004, in relation to 2003, is due to enhanced operating efficiency and synergies among the Companies operating under VIVO brand, as well as to lower costs obtained from renegotiation of contracts and to the effects of the Bill & Keep rules over interconnection costs .

Cost of Goods Sold

Cost of goods sold by the Company increased by 39.1% in 4Q04 in relation to the same period of the previous year, due to the intense commercial activity that recorded more additions and higher prices of more advanced technology handsets .

Selling Expenses

In 2004, the Company's goal was to keep its market leadership on a profitable basis. Therefore, taking advantage of the market growth, even though facing strong competition, the Company not only defended its customer base but also managed to grow. In relation to 3Q04, the expenses recorded a 13.4% increase, caused by an increase in the commercial activities during the period, reflecting the increase in the cost of outsourced services, especially commissions paid to its distribution network and marketing expenses. In an annual comparison basis, variations in the entry barriers all year long and an increase in the customer base, together with market segmentation, contributed to the growth.

In 4Q04, default level represented 0.8% of the gross revenue, less than the 1.8% recorded in 4Q03. Such reduction reflects improvement in collection actions.

EBITDA

EBITDA (earnings before interests, taxes, depreciation and amortization) was R$ 102.0 million, representing a 19.7% margin, due to the increase of costs related to commercial actions and sale of goods to fight competition.

Depreciation and Amortization	In 4Q04, depreciation and amortization decreased by 15.4% in relation to 4Q03, as a result of the total depreciation of part of the analog equipment during the period.

Financial Revenues (Expenses)

N et financial revenues (expenses) in 4Q04 recorded no significant changes in relation to 3Q04. Among the variations that occurred, the PIS and COFINS levied on the allocation of interests on own capital in December 2004 (rate of 9.25% on R$ 23 million) is worthy to mention.

In the comparison between 2004 and 2003, Tele Sudeste recorded net financial revenue in excess of R$ 20.7 million, mainly due to the operating cash generation, which caused an increase in the Company´s cash position.

Net Profit	A net profit in the quarter was R$ 8.3 million and during the year was R$ 92.8 million .

Indebtedness

On December 31, 2004, TSD's debts related to loans and financings amounted to R$ 50.3 million (R$ 219.0 million on December 31, 2003), 100% of which is nominated in North-American Dollar. The company has signed exchange rate hedging contracts thus protecting 100% of its debt against foreign exchange volatility. This debt was offset by cash and financial investments (R$ 353.9 million) and by derivative assets and liabilities (R$ 13 million payable) resulting in a net cash position of R$ 290.6 million, an increase of 90.3%, compared to December 2003 .

Capital Expenditures (Capex)

Capex effected in the quarter totaled R$ 115.0 million. The increase in investments in relation to last year is basically due to the following factors: (i) consolidation and rationalization of information systems, especially billing, customer care, prepaid platforms and SAP management systems; and (ii) expansion of the coverage provided by the company in order to meet the customer base growth.

Operating Cashflow

The year-to-date positive operating cash flow evidences that TSD has generated funds from its operations that are sufficient to implement its capital expenditures program, reaching R$ 287,6 million in 2004.

Capital Market

In 4Q04, the value of TSD´s common shares (ON) and preferred shares (PN) dropped 19.0% and 13.0%, respectively, while the Bovespa (São Paulo Stock Exchange) index rose 12.7%. Between October and December 2004, the average daily trading volume was R$ 0.8 million, against R$ 1.4 million in the same period in 2003. By the end of 2004, ON and PN shares were traded at R$ 4.78 and R$ 6.29, respectively, per lot of one thousand shares.

The price of TSD´s Level II ADRs dropped by 16.9% in the quarter, in face of a 7.0% increase in the Dow Jones index. Average daily volume of TSD ADRs traded on the NYSE in 4Q04 was US$ 16.0 thousand. The closing price of TSD's ADRs for 2004 was US$ 10.60.

Interests on Own Capital

•  As from 12/22/2004, TSD started to pay Interests on Own Capital – JSCP and Dividends, for their common and preferred shares, according to the share position as of 12/31/2003 and 03/23/2004, respectively, both relating to the fiscal year ended on 12/31/2003, which payments were resolved at the General Meeting of Shareholders held on 03/23/2004, as follows

Amounts paid per lot of one thousand shares:

Payment	Net Value – R$ Immune and Exempted Shareholders		Net Value – R$ Taxed Shareholders
	Common	Preferred	Common	Preferred
JSCP	0.092682	0.101951	0.078780	0.086658
Dividend	0.002497	0.002747	0.002497	0.002747

•  The Board of Directors of TSD approved interests on own capital to be credited, in the total amount of R$ 23,000,000.00 (R$ 0.048424 per lot of one thousand common shares and R$ 0.053267 per lot of one thousand preferred shares), with deduction of 15% withholding income tax, resulting in total net interests of R$ 19,550,000.00 (R$ 0.041161 per lot of one thousand common shares and R$ 0.045277 per lot of one thousand preferred shares, except for shareholders able to evidence that they are tax-immune or exempted). The corresponding credit was entered in the Company's accounting records on December 31, 2004.

For further information on the above described transactions, please refer to our website: www.vivo.com.br/ir

Social Responsibility

•  After the VIVO Institute was created in July 2004, the focus of VIVO's performance as regarding social programs was redefined, whereby education and environment were established as priority areas. Investment increased from R$ 9 million, in 2003, to R$ 12 million, in 2004. Today, there are about 40 projects in progress and more than 200 thousand people assisted in several States of the Union . Among them, the following are worthy of mention: SuperAção Jovem, in partnership with Instituto Ayrton Senna; Pastoral da Criança ; Eco-Vídeo Biblioteca; Cooperativa de Mulheres Costureiras de São Bartolomeu; Acelera Goiás, Acelera Tocantins and Se Liga Tocantins, all of them in partnership with Instituto Ayrton Senna; Banco da Providência; Projeto Água Viva; Jovens Talentos, Projeto de Esporte na Ilha Criança and Projeto Guri.

•  In December, the Christmas campaign, conducted within the "VIVO Voluntário" program, benefited about 6 thousand children, who were assisted by 70 institutions included within the Group's performance areas.

Prizes

•  VIVO was granted ISO 9001:2000 certification in December by Bureau Veritas Quality International (BVQI), one of the most important certification institutes in the world. It must be emphasized that this is an unprecedented achievement among cellular telephone operators within the domestic market .

•  In 2004, the assistance to VIVO customers deserved several Prizes – "Best Internet System" and "Best Own or Outsourced Active/Receptive Call Center Operation" awarded by the Brazilian Telemarketing Association (ABT); "B2B Quality Standard", by B2B magazine; "Consumidor Moderno's Customer Service Excellence Prize" by Consumidor Moderno Magazine.

The Company also received several prizes in 2004, among which the following are worthy of mention:

•  Top RH 2004 ADVB – VIVO SP won the prize with the case "The Strategic Role of Medical Assistance in Building a healthy and solidary company".

•  Top of Marketing ADVB 2004 – VIVO won prizes for 4 success cases (São Paulo Fashion Week, VIVO Open Air, Recarga Premiada and VIVO ao VIVO) from ADVB;

•  Top of the Mind 2004 Prize – VIVO is the mostly remembered brand in its market segment according to Folha de São Paulo newspaper;

•  Reliable Brands Prize August 2004 – VIVO was elected as the most reliable brand in the cellular telephone industry by the readers of Seleções Magazine .

CONSOLIDATED BALANCE SHEET

R$ million

ASSETS	Dec-31-04	Dec-31-03
Current Assets	**1,347.9**	**1,144.7**
Cash and cash equivalents	353.9	382.5
Net accounts receivable	407.7	345.7
Inventory	131.6	51.3
Deferred and recoverable taxes	328.0	269.6
Derivatives transactions	1.5	1.2
Other current assets	125.2	94.4
Long Term Assets	**286.6**	**280.9**
Derivatives transactions	0.0	7.6
Deferred and recoverable taxes	262.1	254.1
Other long term assets	24.5	19.2
Permanent Assets	**1,264.6**	**1,399.0**
Investment	0.5	0.4
Plant, property and equipment	1,263.6	1,398.0
Deferred assets	0.5	0.6
Total Assets	**2,899.1**	**2,824.6**

LIABILITIES	Dec-31-04	Dec-31-03
Current Liabilities	**881.3**	**843.7**
Suppliers and accounts payable	564.9	426.2
Taxes, fees and contributions	67.7	44.0
Interest on own capital and dividends	37.7	50.7
Loans and financing	50.3	165.8
Contingencies provision	61.1	52.1
Derivatives transactions	14.5	19.6
Other current liabilities	85.1	85.3
Long Term Liabilities	**47.0**	**77.4**
Loans and financing	0.0	53.2
Contingencies provision	22.6	23.3
Other long term liabilities	24.4	0.9
Shareholder's Equity	**1,970.7**	**1,903.4**
Funds for capitalization	**0.1**	**0.1**
Total Liabilities	**2,899.1**	**2,824.6**

VIVO – Investor Relations
Charles E. Allen Ana Beatriz Batalha Reinaldo A. Araújo Antonio Sergio M. Botega Carlos Alberto B. Lazar	Mara Boaventura Dias Maria Carolina de F. Gonçalves Maria Ednéia Pinto Pedro Gomes de Souza
Telephone: +55 11 5105-1172 E-mail: ir@vivo.com.br Information available from website: www.vivo.com.br/ir

This press release contains forecasts of future events. Such statements are not statements of historical fact, and merely reflect the expectations of the company's management. The terms "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects", "aims" and similar terms are intended to identify these statements, which obviously involve risks or uncertainties which may or may not be foreseen by the company. Accordingly, the future results of operations of the Company may differ from its current expectations, and the reader should not rely exclusively on the positions taken herein. These forecasts speak only of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

GLOSSARY

Financial Terms:

CAPEX – Capital Expenditure

EBIT – Earnings before interest and taxes.

EBITDA – Earnings result before interest. taxes. depreciation and amortization.

PDD – Provision for bad debt. A concept in accounting that measures the provision made for accounts receivable overdue for more than 90 days.

NE – Shareholders' Equity

Current Capital (Short-term capital) = Current assets – Current liabilities

Working capital = Current Capital – Net Debt

Net debt = Gross debt – cash – financial investments – securities – asset from derivative transactions + liability from derivative transactions

Net Debt / EBITDA – Index which evaluates the Company's ability to pay its debt with the generation of operating cash within a one-year period.

Indebtedness = Net Debt / (Net Debt + NE) – Index which measures the Company's financial leverage.

Operating Cash Flow = EBITDA – CAPEX.

EBITDA Margin = EBITDA / Net Operating Revenue.

Subsidy = (net revenue from goods – cost of goods sold + discounts given by suppliers) / gross additions

Technology and Services

1xRTT – (1x Radio Transmission Technology) – It is the CDMA 2000 1x technology which, pursuant to the ITU (International Telecommunication Union). and in accordance with the IMT-2000 rules is considered 3G (third generation) Technology.

CDMA 2000 1xEV-DO – 3rd Generation access technology with data transmission speed of up to 2.4 Megabits per second

CDMA – (C ode Division Multiple Access ) – Wireless interface technology for cellular networks based on spectral spreading of the radio signal and channel division by code domain.

CSP – Carrier Selection Code

SMP – Personal Mobile Services

SMS – Short Message Service – Short text message service for cellular handsets. allowing customers to send and receive alphanumerical messages.

WAP – Wireless Application Protocol is an open and standardized protocol started in 1997 which allows access to Internet servers through specific equipment. a WAP Gateway at the carrier. and WAP browsers in customers' handsets. WAP supports a specific language (WML) and specific applications (WML script ).

ZAP – A service which allows quick wireless access to the Internet through a computer, notebook or palmtop, using the CDMA 1xRTT technology.

Operating indicators:

ARPU (Average Revenue per User) – net revenue from services per month / monthly average of customers in the period

Postpaid ARPU – ARPU of postpaid service users.

Prepaid ARPU – ARPU of prepaid service users

Entry Barrier – Value of the least expensive phone offered.

Customers – Number of wireless lines in service.

MOU (minutes of use) – monthly average. in minutes. of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period

Postpaid MOU – MOU of postpaid service users.

Prepaid MOU – MOU of prepaid service users

SAC – cost of acquisition per customer = (70% marketing expenses + costs of the distribution network + handset subsidies) / gross additions.

VC1 – Local calls

VC2 – Calls outside the area code and inside the State

VC3 – Calls outside the State

Gross additions – Total of customers acquired in the period.

Net additions = Gross Additions – number of customers disconnected

Blended ARPU – ARPU of the total customer base (contract + prepaid)

Churn rate = percentage of the disconnections from customer base during the period or the number of customers disconnected in the period / ((customers at the beginning of the period + customers at the end of the period) / 2)

Market share = Company's total number of customers / number of customers in its operating area

Market share of net additions : participation of estimated net additions in the operating area.

Market penetration = Company's total number of customers + estimated number of customers of competitors) / each 100 inhabitants in the Company's operating area

Productivity = number of customers / permanent employees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.